QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PHARMACYCLICS, INC.

(Names of Subject Company)

OXFORD AMHERST CORPORATION

(Offeror)

ABBVIE INC.

(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

716933106
(CUSIP Number of Class of Securities)

Laura J. Schumacher, Esq.
Executive Vice President, Business Development, External Affairs and General Counsel
AbbVie Inc.
1 North Waukegan Road,
North Chicago, Illinois 60064
(847) 932-7900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Lara M. Levitan, Esq. AbbVie Inc. 1 North Waukegan Road North Chicago, Illinois 60064-6400 (847) 932-7900	David C. Karp, Esq. David K. Lam, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$20,737,196,453.92	$2,409,662.23

*
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $257.93, the average of the high and low sales prices per share of Pharmacyclics common stock on March 19, 2015, as reported by the New York Stock Exchange, and (ii) 80,398,544 (the number of shares of Pharmacyclics common stock estimated to be outstanding at the time the offer and the merger are consummated).

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.00011620 multiplied by the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $987,295.41	Filing Party: AbbVie Inc.
Form or Registration No.: Form S-4 333-202921	Date Filed: March 23, 2015
Amount Previously Paid: $1,422,366.82	Filing Party: AbbVie Inc. on behalf of AbbVie Private Limited
Form or Registration No.: Form S-4 333-198286	Date Filed: August 21, 2014 (later terminated by withdrawal letter on October 22, 2014)
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Tender Offer Statement on Schedule TO is filed by AbbVie Inc. ("AbbVie"), a Delaware corporation and Oxford Amherst Corporation, a Delaware corporation and a wholly owned subsidiary of AbbVie ("Offeror"). This Schedule TO relates to the offer (the "Offer") by Offeror to exchange for each outstanding share of common stock, $0.0001 par value per share, of Pharmacyclics, Inc. ("Pharmacyclics"), a Delaware corporation, at the election of the holder thereof: (a) $152.25 in cash and a number of shares of AbbVie common stock, par value $0.01, equal to (x) $109.00 divided by (y) the volume weighted average sale price per share of AbbVie common stock as reported on the New York Stock Exchange for the ten consecutive trading days ending on and including the second trading day prior to the final expiration date of the Offer, as calculated by Bloomberg Financial LP under the function "ABBV UN Equity AQR" (as it may be extended in accordance with the Merger Agreement, as defined below) (such price, the "AbbVie Trading Price"), (b) $261.25 in cash, without interest, or (c) a number of shares of AbbVie common stock equal to (x) $261.25 divided by (y) the AbbVie Trading Price, subject in each case to the election procedures and, in the case of elections to receive the all-cash or the all-stock consideration, to the proration procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

        AbbVie has filed with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4 dated March 23, 2015, relating to the offer and sale of shares of AbbVie common stock to be issued to holders of Pharmacyclics shares in the Offer (the "Registration Statement"). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the "Prospectus"), and the related letter of election and transmittal (the "Letter of Election and Transmittal"), which are filed as Exhibit (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Election and Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by AbbVie or Offeror, is hereby expressly incorporated into this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Reorganization, dated as of March 4, 2015, by and among AbbVie, Pharmacyclics and Offeror, as amended by Amendment No. 1 to Agreement and Plan of Reorganization, dated March 22, 2015 (the "Merger Agreement"), copies of which are attached as Exhibit (d)(1) and Exhibit (d)(2) to this Schedule TO, are incorporated into this Schedule TO by reference.

Item 1.    Summary Term Sheet.

        The information set forth in the sections of the Prospectus entitled "Summary" and "Questions and Answers About The Exchange Offer" is incorporated into this Schedule TO by reference.

Item 2.    Subject Company Information.

        (a)    The subject company and issuer of the securities subject to the Offer is Pharmacyclics, Inc., a Delaware corporation. Its principal executive office is located at 995 E. Arques Avenue, Sunnyvale, CA 94085 and its telephone number is (408) 774-0330.

        (b)    As of March 2, 2015, there were 76,179,731 shares of Pharmacyclics common stock issued and outstanding.

        (c)    The information concerning the principal market in which the Pharmacyclics shares are traded and certain high and low sales prices for the Pharmacyclics shares in that principal market is set forth in "Comparative Market Price and Dividend Matters" in the Prospectus and is incorporated into this Schedule TO by reference.

Item 3.    Identity and Background of Filing Person.

        (a), (b)    The information set forth in the section of the Prospectus entitled "The Companies—AbbVie" and "The Companies—Offeror" in the Prospectus is incorporated into this Schedule TO by reference.

        (c)    The information set forth in the section of the Prospectus entitled "Directors and Executive Officers of AbbVie and the Offeror" in Annex D to the Prospectus is incorporated into this Schedule TO by reference.

Item 4.    Terms of the Transaction.

        (a)    The information set forth in the Prospectus is incorporated into this Schedule TO by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a), (b)    The information set forth in the sections of the Prospectus entitled "The Companies—AbbVie," "Background of the Offer and Merger," "AbbVie's Reasons for the Offer and the Merger," "The Offer," "Merger Agreement" and "The Offer—Certain Relationships with Pharmacyclics" is incorporated into this Schedule TO by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a), (c)(1), (c)(3-7)    The information set forth in the Introduction and in the sections of the Prospectus entitled "Background of the Offer and Merger," "AbbVie's Reasons for the Offer and the Merger," "The Offer" and "Merger Agreement" is incorporated into this Schedule TO by reference.

        (c)(2)    None.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a), (b), (d)    The information set forth in the section of the Prospectus entitled "The Offer—Source and Amount of Funds" is incorporated into this Schedule TO by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a)    The information set forth in the Introduction and in the sections of the Prospectus entitled "The Companies—AbbVie," "Background of the Offer and Merger," "AbbVie's Reasons for the Offer and the Merger," "The Offer," "Merger Agreement" and "The Offer—Certain Relationships with Pharmacyclics" is incorporated into this Schedule TO by reference.

        (b)    None.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        (a)    The information set forth in the sections of the Prospectus entitled "AbbVie's Reasons for the Offer and the Merger," "The Offer—Procedure for Tendering" and "The Offer—Fees and Expenses" is incorporated into this Schedule TO by reference.

Item 10.    Financial Statements.

        (a)    The information set forth in the section of the Prospectus entitled "Selected Historical Consolidated Financial Data of AbbVie" and "Selected Historical Consolidated Financial Data of Pharmacyclics" is incorporated into this Schedule TO by reference.

        (b)    The information set forth in the section of the Prospectus entitled "Selected Unaudited Pro Forma Condensed Combined Financial Data" is incorporated into this Schedule TO by reference.

Item 11.    Additional Information.

        (a)(1)    The information set forth in the sections of the Prospectus entitled "Background of the Board's Offer and Merger," "Merger Agreement," "The Offer—Support Agreement," "The Offer—Plans for Pharmacyclics" and "The Offer—Certain Relationships with Pharmacyclics" is incorporated into this Schedule TO by reference.

        (a)(2), (a)(3)    The information set forth in the section of the Prospectus entitled "The Offer—Certain Legal Matters; Regulatory Approvals" is incorporated into this Schedule TO by reference.

        (a)(4)    The information set forth in the section of the Prospectus entitled "The Offer—Effect of the Offer on the Market for the Pharmacyclics Shares; NASDAQ Listing; Registration Under the Exchange Act; Margin Regulations" is incorporated into this Schedule TO by reference.

        (a)(5)    The information set forth in the section of the Prospectus entitled "The Offer—Certain Legal Matters; Regulatory Approvals" is incorporated into this Schedule TO by reference.

        (b)    The information set forth in the Prospectus and the Letter of Election and Transmittal is incorporated into this Schedule TO by reference.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.3 to AbbVie's Registration Statement on Form S-4 filed on March 23, 2015 (the "S-4"))
(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the S-4)
(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to the S-4)
(a)(4)	Prospectus registering the offer and sale of AbbVie common stock to be issued in the offer (incorporated by reference to the S-4)
(a)(5)(A)	Joint Press Release Issued by AbbVie and Pharmacyclics, dated March 4, 2015 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by AbbVie on March 5, 2015)
(a)(5)(B)	Investor Presentation Materials, dated March 5, 2015, titled "AbbVie's Acquisition of Pharmacyclics" (incorporated by reference to AbbVie's filing pursuant to Rule 425 on March 5, 2015)
(a)(5)(C)	Form of Summary Advertisement**
(b)(1)	Commitment Letter between AbbVie and Morgan Stanley Senior Funding, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., dated as of March 4, 2015**
(d)(1)
Agreement and Plan of Reorganization among AbbVie, Pharmacyclics, Oxford Amherst LLC and Offeror, dated as of March 4, 2015 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by AbbVie on March 6, 2015)
(d)(2)	Amendment No. 1 to Agreement and Plan of Reorganization among AbbVie, Pharmacyclics, Oxford Amherst LLC and Offeror, dated as of March 22, 2015.**

Exhibit No.	Description
(d)(3)	Support Agreement by and among AbbVie, Offeror and Robert W. Duggan, dated as of March 4, 2015 (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by AbbVie on March 6, 2015)

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

*
To be filed by amendment.

**
Filed herewith.

 SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2015

OXFORD AMHERST CORPORATION
By:	/s/ WILLIAM J. CHASE
	Name:	William J. Chase
	Title:	President
ABBVIE INC.
By:	/s/ WILLIAM J. CHASE
	Name:	William J. Chase
	Title:	Executive Vice President, Chief Financial Officer

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.3 to AbbVie's Registration Statement on Form S-4 filed on March 23, 2015 (the "S-4"))
(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the S-4)
(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to the S-4)
(a)(4)	Prospectus registering the offer and sale of AbbVie common stock to be issued in the offer (incorporated by reference to the S-4)
(a)(5)(A)	Joint Press Release Issued by AbbVie and Pharmacyclics, dated March 4, 2015 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by AbbVie on March 5, 2015)
(a)(5)(B)	Investor Presentation Materials, dated March 5, 2015, titled "AbbVie's Acquisition of Pharmacyclics" (incorporated by reference to AbbVie's filing pursuant to Rule 425 on March 5, 2015)
(a)(5)(C)	Form of Summary Advertisement**
(b)(1)	Commitment Letter between AbbVie and Morgan Stanley Senior Funding, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., dated as of March 4, 2015**
(d)(1)
Agreement and Plan of Reorganization among AbbVie, Pharmacyclics, Oxford Amherst LLC and Offeror, dated as of March 4, 2015 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by AbbVie on March 6, 2015)
(d)(2)	Amendment No. 1 to Agreement and Plan of Reorganization among AbbVie, Pharmacyclics, Oxford Amherst LLC and Offeror, dated as of March 22, 2015.**
(d)(3)	Support Agreement by and among AbbVie, Offeror and Robert W. Duggan, dated as of March 4, 2015 (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by AbbVie on March 6, 2015)

*
To be filed by amendment.

**
Filed herewith.

QuickLinks

  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information .
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction .
  Item 5. Past Contacts, Transactions, Negotiations and Agreements .
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3 .
SIGNATURES
EXHIBIT INDEX